ANADARKO PETROLEUM CORPORATION	MAIN: 832 636-1000 • DIRECT 832-636-7726 • EMAIL: cathy.douglas@anadarko.com 1200 TIMERLOCH PLACE • THE WOODLANDS, TX 77380 P.O. BOX 1330 * HOUSTON, TX 77251-1330 (MAIL)
CATHY DOUGLAS
SR. VICE PRESIDENT, CHIEF ACCOUNTING OFFICER

April 14, 2015
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Anadarko Petroleum Corporation (the “Company” or “Anadarko”)
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed February 20, 2015
            File No. 1-08968

Dear Mr. Horowitz:
On April 2, 2015, the Company received the comments of the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) regarding our Form 10-K for Fiscal Year Ended December 31, 2014 (“Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.
Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-K is materially accurate and, accordingly, that amendment is not necessary.
We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2014
Business and Properties, page 2
Properties and Leases, page 19

1.
Your disclosure of the remaining terms of undeveloped lease acreage only appears to provide information on acreage expirations for the fiscal year following the periods covered by your Form 10-K. Please revise your disclosure to provide additional information regarding the minimum remaining terms of leases and concessions. Refer to Item 1208(b) of Regulation S-K.

Mr. Ethan Horowitz
United States Securities and Exchange Commission
April 14, 2015

Response:    Item 1208(b) of Regulation S-K requires the disclosure of the minimum remaining terms of leases and concessions, if material. In determining whether the minimum remaining terms of leases were material, the Company considered that its undeveloped leases generally have a primary lease term of three to ten years with some having provisions that serve to extend the primary lease term regardless of whether production has commenced. The Company continuously evaluates its drilling schedule, expiring leases, renewal plans, and current budget plans in order to minimize lease expirations.
The undeveloped lease acreage expiration terms subsequent to December 31, 2015, were reviewed. The Company determined that the terms do not rise to a level of materiality required for disclosure based on past expiration history and the Company’s current development plans. Consequently, the Company believes that the undeveloped lease acreage disclosures provided on page 19 of the Form 10-K comply with the requirements of Item 1208(b). If the Company were to experience a change that would suggest that such expirations were, or were expected to be, material to its investors, the Company would provide such disclosure in future filings as appropriate.
Notes to Consolidated Financial Statements
Note 6 — Suspended Exploratory Well Costs, page 103

2.
It appears that the majority of your exploratory well costs capitalized for a period greater than one year after completion of drilling were associated with projects located in Brazil and Ghana. Please revise your disclosure to better describe the specific activities you have undertaken to evaluate these projects and the remaining activities required to classify the associated reserves as proved. Refer to FASB ASC 932-235-50-1B. In connection with your response, please quantify the amount of suspended exploratory well costs associated with projects located in Mozambique.

Response:    FASB ASC 932-235-50-1B requires disclosure of the activities that the entity has undertaken to date in order to evaluate the reserves and the projects, and the remaining activities required to classify the associated reserves as proved. The Company disclosed in the Form 10-K that project costs were suspended pending the completion of economic evaluations including, but not limited to, results of additional appraisal drilling, well-test analysis, additional geological and geophysical data, facilities and infrastructure development options, development plan approval, and permitting. For projects located in both Brazil and Ghana, costs have been suspended pending the completion of economic evaluations related to facilities and infrastructure development options and development plan approval. Specific activities undertaken in Brazil include geomodeling and simulation studies, reprocessing and analysis of seismic data, and front-end engineering and design studies to determine possible development options. In Ghana, additional appraisal activities, including the acquisition and interpretation of seismic data, occurred in 2014. Remaining activities required to classify the associated reserves as proved include completion of the above activities and submission and approval of development plans and project sanctioning.

Mr. Ethan Horowitz
United States Securities and Exchange Commission
April 14, 2015

Although the more specific activities listed above provide additional detail, the Company believes that the disclosure provided on page 103 of the Form 10-K complies with the requirements of FASB ASC 932-235-50-1B. The amount of suspended exploratory well costs associated with projects in Mozambique was $76 million as of December 31, 2014.
Note 17 — Contingencies, page 121
Deepwater Horizon Events, page 122
Penalties and Fines, page 124

3.
We note that you recognized a $90 million contingent liability based on the amount you offered to settle the civil lawsuit brought under the Clean Water Act by the Department of Justice. Disclosure in your Form 10-K states that $90 million was recognized as a contingent liability because this settlement scenario provides a better estimate of loss than any other amount. Please tell us how you considered disclosing an additional possible loss in excess of the amount accrued. Your response should include an analysis explaining the process through which this amount was determined. To the extent you are not able to estimate your exposure to an additional loss, please address the disclosure in your Form 10-K stating that any penalties assessed will not materially impact your financial condition, results of operations, or cash flows. Refer to FASB ASC 450-20-50-3 and 450-20-50-4.

Response:    ASC 450-20-50-3 requires companies to provide disclosure if the requirements to accrue for a loss contingency are not met or if an exposure to loss exists in excess of the amount accrued. ASC 450-20-50-4 further requires that such disclosure include the nature of the contingency and an estimate or range of estimate of the possible loss, or a statement that an estimate cannot be made. As noted above, the Company disclosed the $90 million contingent liability relating to penalties under the Clean Water Act (CWA) and further noted that it may ultimately incur a liability in excess of the current accrued liability.
In order to assess whether a range of potential loss for CWA penalties can be estimated, representatives from Anadarko’s legal and accounting departments meet to discuss relevant developments in the case. During the course of these meetings, the current status of the case is discussed and analyzed, with specific questions posed by the accounting department to the legal department in order to assess whether the current facts are sufficient to support the formulation and disclosure of a reasonable estimate of potential loss. Where appropriate, the legal department consults with external counsel concerning its analysis and conclusions regarding factual developments in the case, court actions, and the impact of any correspondence with the U.S. government. The above-described meetings are held at least quarterly, and more often on an as-needed basis if factors evolve that could impact the Company’s CWA penalty disclosure and contingent loss accrual.

Mr. Ethan Horowitz
United States Securities and Exchange Commission
April 14, 2015

The actual amount of a CWA penalty is subject to uncertainty. Under the statute, a court must review the unique facts of an alleged violation and apply one or more subjective penalty factors listed in the CWA to derive a proposed assessment. These factors include traditional penalty considerations as well as the review of any other fact “as justice may require.” Courts (including the U.S. Supreme Court) and the U.S. Environmental Protection Agency have characterized this process as “highly discretionary.” Therefore, as set forth in the Company’s disclosure on page 124 of the Form 10-K, the Company currently cannot reasonably estimate the amount of any such penalty to be assessed or determine a reasonable range of potential loss.
The Company’s inability to formulate a meaningful range of potential loss does not, however, preclude it from considering other qualitative factors to support its conclusion as to the materiality of a potential CWA penalty assessment. As set forth in the Company’s disclosure in the Form 10-K, the CWA sets forth subjective criteria to be considered by the court in assessing the magnitude of any CWA penalty, including the degree of fault of the owner. The Company considers these factors, along with the Company’s lack of direct operational involvement in the event, the prior rulings by the U.S. District Court for the Eastern District of Louisiana that no evidence of Anadarko’s alleged culpability or fault could be presented during any phase of trial, and the court’s determination in its Finding of Facts and Conclusions of Law in the first phase of trial that no fault is allocated to Anadarko for the blowout, explosion, and oil spill, to be significant in reaching the conclusion that any potential CWA penalty would not materially impact the Company’s financial condition, results of operations, or cash flows.

*         *         *         *         *

Mr. Ethan Horowitz
United States Securities and Exchange Commission
April 14, 2015

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7726.

Very truly yours,

/s/ M. Cathy Douglas

cc:       Eric D. Mullins, Chairperson, Audit Committee
            Robert G. Gwin, Executive Vice President, Finance and Chief Financial Officer
            Robert K. Reeves, Executive Vice President, General Counsel, Chief Administrative Officer
            Mark L. Zajac, KPMG LLP
            D. Alan Beck, Jr., Vinson & Elkins LLP